Selfmade Studio, Inc.

Comparative Financial Statements for the Periods Ended

December 31, 2022 and December 31, 2021

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

Ira Kaplan CPA

101 North Wellwood Avenue Ste. 9, Lindenhurst, NY 11757
Phone 631~450-4464
Fax 516-953-3254
irakaplancpa@gmail.com

Independent Accountant's Review Report

To Management
Selfmade Studio, Inc.
California

We have reviewed the accompanying comparative financial statements of Selfmade Studio, Inc. (collectively, the "Company"), which comprise the comparative balance sheet as of December 31, 2022 and December 31, 2021, and the related comparative statements of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Comparative Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of and material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying comparative financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Ira Kaplan, CPA
Ira Kaplan CPA

June 21, 2023

Selfmade Studio, Inc.
Comparative Balance Sheet
For Years Ended December 31, 2022 and December 31, 2021

	December 31, 2022	December 31, 2021
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 21,627	$ 165,999
Accounts receivable, net	256	0
Inventory	55,920	50,631
Loans receivable - related party	92	92
Total Current Assets	$ 77,895	$ 216,722
TOTAL ASSETS	$ 77,895	$ 216,722
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 30,547	$ 69,782
Credit cards payable	84,150	38,845
Sales tax payable	1,466	148
TOTAL CURRENT LIABILITIES	116,163	108,775
LONG TERM LIABILITIES		
Notes payable	1,898,696	1,290,696
TOTAL LONG TERM LIABILITIES	1,898,696	1,290,696
TOTAL LIABILITIES	2,014,859	1,399,471
SHAREHOLDERS' EQUITY		
Common Stock	75,000	75,000
Retained earnings	(2,011,964)	(1,257,749)
TOTAL SHAREHOLDERS' EQUITY	(1,936,964)	(1,182,749)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	77,895	216,722

Selfmade Studio, Inc.
Comparative Statement of Income
For Years Ended December 31, 2022 and December 31, 2021

	December 31, 2022	December 31, 2021
REVENUE	$ 59,690	$ 30,680
COST OF GOODS SOLD		
Beginning Inventory	$ 50,631	$ 18,448
Purchases	45,675	$ 52,738
Ending Inventory	55,920	$ 50,631
TOTAL COST OF GOODS SOLD	$ 40,386	$ 20,555
GROSS PROFIT	19,304	10,125
GENERAL & ADMINISTRATION EXPENSES		
Shared Workspace	2,159	0
Automobile Expense	134	117
Bank Service Charges	12,576	7,116
Charitable Donations	263	1,500
Computer & Internet Expenses	6,982	3,784
Equipment	0	1,496
Fundraising	0	50
Insurance Expense	1,411	1,291
Meals & Entertainment	1,166	7,761
Medical	0	463
Memberships & Subscriptions	13,606	12,373
Miscellaneous Expense	10,619	0
Office Printing & Supplies	2,273	2,394
Permits & Licensing	235	450
Postage & Delivery	39,816	8,333
Professional Development	475	139
Professional Fees	287,540	169,271
Research & Development	173	1,445
Trademarks & Patents	18,305	350
Travel Expense	2,080	16,007
TOTAL GENERAL & ADMINISTRATION EXPENSE	399,813	234,340
OPERATING EXPENSES		
Promotional Samples	0	27,119
Paypal	395	0
Shopify Expenses	6,625	9,813
Logistics	0	4,327
Creative Production	11,473	38,653
Marketing	236,305	158,792
Product Development	60,553	117,417
Public Relations	430	68,518
Payroll Expenses	104,608	300,018
TOTAL OPERATING EXPENSES	420,389	724,657
TOTAL EXPENSES	820,202	958,997
NET ORDINARY INCOME/(LOSS)	(800,898)	(948,872)
OTHER INCOME/(EXPENSE)		
Miscellaneous Income	1,008	0
TOTAL OTHER INCOME/(EXPENSE)	1,008	-
NET INCOME (LOSS)	$ (799,890)	$ (948,872)

Selfmade Studio, Inc.
Consolidated Statement of Equity
December 31, 2022

	Common Stock			
	Shares	Amount	Retained Earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 1, 2022		$ 75,000.00	$ (1,257,749.00)	$ (1,182,749)
Change in Inventory			45,675	$ 45,675
Net Income			(799,890)	$ (799,890)
ENDING BALANCE, DECEMBER 31, 2022			$ (2,011,964)	$ (1,936,964)

Selfmade Studio, Inc.
Consolidated Statement of Equity
December 31, 2021

	Common Stock			
	Shares	Amount	Retained Earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 1, 2021		$ 75,000.00	$ (361,615)	$ (286,615)
Change in Inventory			52,738	$ 52,738
Net Income			(948,872)	$ (948,872)
ENDING BALANCE, DECEMBER 31, 2021			$ (1,257,749)	$ (1,182,749)

Selfmade Studio, Inc.
Statement of Cash Flows
December 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Profit/(Loss)	$	(799,890)
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in net assets:		
Accounts receivable		(256)
Inventory change		(5,288)
Increase (decrease) in liabilities:		
Accounts payable		(39,236)
Credit cards payable		45,305
Sales tax payable		1,318
Purchases		45,675
CASH USED FOR OPERATING ACTIVITIES		(752,372)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of notes payable		608,000
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES		608,000
NET INCREASE (DECREASE) IN CASH		(144,372)
CASH AT BEGINNING OF YEAR		165,999
CASH AT END OF YEAR	$	21,627

Selfmade Studio, Inc.
Statement of Cash Flows
December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Profit/(Loss)	$	(948,872)
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in net assets:		
Accounts receivable		-
Inventory change		50,946
Increase (decrease) in liabilities:		
Accounts payable		69,782
Credit cards payable		8,339
Sales tax payable		112
Purchases		52,738
CASH USED FOR OPERATING ACTIVITIES		(766,955)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of notes payable		882,948
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES		882,948
NET INCREASE (DECREASE) IN CASH		115,993
CASH AT BEGINNING OF YEAR		50,006
CASH AT END OF YEAR	$	165,999

Selfmade Studio Inc.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(unaudited)

1. Summary of Significant Accounting Policies

The Company

Selfmade Studio, Inc. (the "Company") was incorporated in the State of Delaware on December 18, 2019. The Company was originally formed in the State of Delaware on December 18, 2019, as Selfmade Studio, Inc.

The Company's mission is to sell cosmetic products via internet. Their mission also includes research and development of physical skincare and personal care products for the discipline of 'psychodermatology' - e.g. serums, shower scrubs etc., education planning, facilitation, programming in psychology and dermatology, technology and digital infrastructure development for behavioral health and personal care products, i.e. machine learning, artificial intelligence, website and mobile phone app development, retail experiences for stores and events, creative, design and production of content, physical product manufacturing, distribution and logistics (including returns) for products, retail and digital, metrics and analysis of brand, product and technologies, advertising, paid media and press relations, staff management and development across disciplines.

Fiscal Year

The Company operates on a December 31st year-end.

Basis of Presentation and Consolidation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2022 and 2021, the Company held no cash equivalents.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

1. Summary of Significant Accounting Policies (continued)

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The company evaluates the collectability of accounts receivable on a customer-by-customer basis. The company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience, and knowledge of specific customers. As of December 31, 2022 and 2021, the Company believed all amounts in accounts receivable are collectible.

Inventory

Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. The balance of inventory, consisted of the following as of December 31:

	2022	2021
Inventory	$ 55,920	$ 50,631
Total	$ 55,920	$ 50,631

Income Taxes

The company compiles with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in in a material change to its financial position.

1. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The company sustained net operating losses during prior years. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

Fair Value of Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use or observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk

From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

1. Summary of Significant Accounting Policies (continued)

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the FASB issued ASB 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. Management is still evaluating the effects of the adoption of ASU 2016-02 on the Company's financial statements and related disclosures.

In August 2020, the FASB issued ASU 2020-06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity.* ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal year beginning after December 15,2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020. Management is still evaluating the

1. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements (continued)

effects of the adoption of ASU 2020-06 on the Company's financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods withing fiscal years beginning after December 15, 2021, and early application is permitted. Management is still evaluating the effects of the adoption of ASU 2018-15 on the Company's financial statements and related disclosures.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its shareholders.

3. Notes Payable

Debt consisted of the following at December 31, 2022 and 2021:

	2022	2021
Notes payable	$1,898,696	$1,290,696
Total	$1,898,696	$1,290,696

4. Equity

Common Stock

The total number of shares of common stock that the Corporation has authority to issue is 10,000,000 shares. As of December 31, 2022, 5,768,805 shares have been issued and are outstanding.

5. Going Concern

These financial statements are prepared on a going concern basis. The Company was incorporated on December 18, 2019, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

6. Subsequent Events

Management Evaluation

The Company has evaluated subsequent events though June 15, 2023, the date through which the financial statements were available to be issued. It has been determined that no events require additional disclosure.